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JAN 29 2015
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SECUI 15045290 ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Atlantic State Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Avon Road
(No. and Street)

Larchmont, New York 10538-1420
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Weston; (914) 643 2253
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Weston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic State Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and FinOp

Title

Notary Public

DONALD GOLDSMITH
Notary Public, State of New York
No. 01GO5021034
Qualified in Westchester County
Commission Expires Dec. 6, 20 17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic State Partners, LLC

Statement of Financial Condition and Independent Auditor's Report

December 31, 2014

Atlantic State Partners, LLC

Contents

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Atlantic State Partners, LLC:

We have audited the accompanying statement of financial condition of Atlantic State Partners, LLC ("the Company") as of December 31, 2014, and the related notes (the "financial statements"). These financial statements are the responsibility of Atlantic State Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic State Partners, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 16, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Atlantic State Partners, LLC

Statement of Financial Condition

		December 31, 2014
Assets		
Cash	$	28,623
Accounts receivable		3,000
Prepaid expenses		23,246
Total Assets	**$**	**54,869**
Liabilities and Members' Equity		
Liabilities		
Accrued expenses	$	12,360
Total Liabilities		**12,360**
Members' Equity		**42,509**
Total Liabilities and Members' Equity	**$**	**54,869**

Atlantic State Partners, LLC

Notes to Financial Statement

---

1. Nature of Business

Atlantic State Partners, LLC (the "Company") was organized as a limited liability company in the State of New York on May 21, 2007, registered as a broker dealer in November 2008, and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

The Company provides investment banking, strategic advisory and management consulting services. The Company does not hold customer funds nor does it safe keep securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statements were approved by management and available to be issued on January 16, 2015. Subsequent events have been evaluated through this date.

Cash

The Company maintains its cash balance in a bank account with one financial institution. The Company has not experienced any losses in this account and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

Revenue includes advisory fees earned from providing financial and strategic advisory services to clients, which may include advice as to mergers and acquisitions and private placement of securities. For mergers and acquisitions and private placement of securities, a typical agreement requires an initial payment upon signing with the placement fee paid at closing. Fees are recognized as earned on a pro-rated basis over the period for which the related services are provided.

Income Taxes

As discussed in the Summary of Significant Accounting Policies (Note 2), the Company operates as a limited liability company. Accordingly, all tax effects of the Company's income or loss are passed through to the member and no provision or liability for Federal Income Taxes is included in these financial statements.

2. Summary of Significant Accounting Policies (continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the Internal Revenue Service has not proposed any adjustment to the Company's tax position.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3- 1. This rule requires the maintenance of minimum net capital (as defined) and that the ratio of aggregate indebtedness to net capital (both as defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $16,263, which was $11,263 in excess of its minimum net capital requirement of $5,000, and its ratio of aggregate indebtedness to net capital was 0.76 to 1.

4. Exemption from Rule 15c3-3

The Company is exempt from the Security Exchange Commission Rule 15c3- 3; therefore, it is not required to maintain a" Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

9. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

9. Recently Issued Accounting Pronouncements (continued)

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/14
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity *(April 2014).*	After 12/15/14
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers *(May 2014).*	After 12/15/17
2014-15	Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern *(August 2014).*	After 12/15/16

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.